Exhibit 10.1

EXECUTION COPY

EMPLOYMENT AND MANAGEMENT CONTINUITY AGREEMENT

This EMPLOYMENT AND MANAGEMENT CONTINUITY AGREEMENT (this “Agreement”) is made as of April 20, 2011 by and between TradeStation Group, Inc., with its principal office at 8050 S.W. 10th Street, Plantation, Florida 33324 (the “Company”), and Salomon Sredni (“Executive”).

WITNESSETH:

WHEREAS, the Company believes it is imperative to diminish the distraction of Executive by virtue of the personal uncertainties in connection with a Change in Control (as such term is defined below), which is anticipated to occur upon the completion of the transactions contemplated under that certain Agreement and Plan of Merger by and among Monex Group, Inc. (“Monex”), Felix 2011 Acquisition Sub, Inc. and TradeStation Group, Inc., dated April 20, 2011 (the “Merger Agreement”); and

WHEREAS, it is customary for a company to enter into a management continuity agreement such as this Agreement with its key executives.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the parties agree as follows:

The terms and conditions of this Agreement shall be subject to and contingent upon the completion of the transactions contemplated under the Merger Agreement (the “Merger”), and shall not be effective until the Effective Time (as such term is defined in the Merger Agreement). In the event the Merger is not completed pursuant to the Merger Agreement, this Agreement shall be null and void and of no further force and effect, without prejudice to any party hereto.

DEFINITIONS

1. DEFINITIONS

a. “Accrued Obligations” means any Base Salary earned but unpaid, any accrued but unused vacation or sick pay payable pursuant to the Company’s policies at the time of termination of employment, any earned or declared annual bonus for any complete fiscal year which has not then been paid, and any unreimbursed business expenses payable pursuant to the Company’s policies.

b. “Affiliate” means with respect to a Person, a corporation, limited liability company, partnership, or similar entity where at least 50% of the voting securities or ownership interests of said entity are directly or indirectly owned by such Person.

c. “Cause” means, if such circumstances have a material and adverse impact on the Company, or the Company and its Affiliates as a whole, whether economic, by reputation or otherwise, the occurrence of any of the following circumstances: (i) Executive’s refusal to perform Executive’s duties tantamount to abandonment of duties; (ii) Executive’s willful misconduct or gross negligence with regard to the Company or its

Affiliates or their respective businesses, assets or employees (in the nature of fraud, embezzlement or other act of dishonesty with regard to the Company or its Affiliates); (iii) Executive’s conviction of, or pleading nolo contendere to, a felony involving fraud, dishonesty or moral turpitude, or any other felony; or (iv) Executive’s intentional breach of a fiduciary duty owed to the Company or its Affiliates.

d. “Change in Control” means, after the Effective Time, the occurrence of any of the following:

(i) any Person (other than Monex, the Company, any subsidiary of the Company or Monex, any trustee or other fiduciary holding securities under any employee benefit plan of the Company or Monex, or any company owned, directly or indirectly, by the stockholders of the Company or Monex in substantially the same proportions as their ownership of the common stock, par value $.01 per share, of the Company or Monex), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended from time to time (the “Act”)), directly or indirectly, of securities of the Company or of Monex representing more than fifty (50%) of the combined voting power of the Company’s or Monex's then outstanding securities;

(ii) a merger or consolidation of the Company or Monex with any other corporation or other entity, other than a merger or consolidation which would result in the voting securities of the Company or of Monex outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or Monex or such surviving entity (or the ultimate parent thereof), as the case may be, outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a reorganization or recapitalization of the Company or Monex (or similar transaction) in which no Person acquires more than fifty (50%) of the combined voting power of the Company’s or Monex’s then outstanding securities shall not constitute a Change in Control of the Company or Monex, respectively; or

(iii) the consummation of the sale or disposition by the Company or Monex directly or indirectly of all or substantially all of the Company’s or Monex’s assets or accounts other than (x) the sale or disposition of all or substantially all of the assets of the Company of Monex to a subsidiary of the Company or Monex or to a Person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company or Monex at the time of the sale or (y) pursuant to a spin-off type transaction, directly or indirectly, of such assets to the stockholders of the Company or Monex.

Notwithstanding the foregoing, in no event shall a Change in Control be deemed to have occurred, with respect to Executive, if Executive is part of a purchasing group which consummates a transaction causing a Change in Control. Executive shall be deemed “part of a purchasing group” for purposes of the preceding sentence if Executive is a direct or indirect equity participant in the purchasing company or group; provided however, that Executive shall not be considered part of a purchasing group if the Executive acquires, directly or indirectly, 3% or less of the outstanding securities of the purchasing company or group or Monex. For the avoidance of doubt, the Merger shall not constitute a Change in Control for purposes of this Agreement.

e. “COBRA” means Consolidated Omnibus Budget Reconciliations Act of 1985, as amended, and any successor law thereto.

f. “Code” means the Internal Revenue Code of 1986, as amended.

g. “Date of Termination” means (i) in the case of a Termination for Good Reason, the date that is thirty (30) days after the receipt by the Company of the Notice of Termination or any date specified therein that is not later than ninety (90) days after such 30-day period, as the case may be, (ii) in the case of a termination by the Company for any reason other than Cause, the date on which the Company provided the Executive with a Notice of Termination (or a later date on which termination is effective, as specified therein), (iii) in the case of a termination by Executive without Good Reason, the date on which Executive provided the Company with a Notice of Termination (or a later date on which termination is effective, as specified therein), (iv) in the case of a termination by the Company for Cause, the date the Company provides Executive with a Notice of Termination (or a later date on which termination is effective, as specified therein), or (iv) in the case of a termination due to Executive’s death or permanent disability (within the meaning of the Company’s long term disability plan), the date of such death or termination, as applicable.

h. “Good Reason” means the occurrence of any of the following circumstances: (i) a failure by the Company to pay Executive’s Base Salary in accordance with the Company’s payroll practices in effect immediately prior to the Change in Control, or if more favorable the Company’s payroll practices in effect after the Change in Control; (ii) a relocation of Executive’s principal place of employment with the Company to a location outside of Miami-Dade County, Florida, Broward County, Florida and Palm Beach County, Florida; (iii) any reduction in Executive’s Base Salary; (iv) any material diminution in the Executive’s authority, duties or responsibilities as they exist immediately following the Effective Time as described under this Agreement or if the Executive is required to report to anyone other than the Monex CEO; (v) any material breach of this Agreement by the Company; provided that Executive provides the Company with a Notice of Termination specifying the acts or omissions that give Executive basis to terminate employment with the Company for Good Reason within ninety (90) days of the initial existence of such acts or omissions and provides the Company with thirty (30) days to cure any such acts or omissions following the date such notice is received by the company. For the avoidance of doubt, none of the fact that the Company shall cease to be a publicly traded company as a result of the Merger or that the Company shall become a subsidiary of Monex, nor the direct consequences of the fact that Executive shall report to the Monex CEO as provided in Section 3(a) below and cease reporting to a board of directors of, and shall cease being the chief executive officer of, a publicly traded company, shall constitute a material diminution in the Executive’s authority, duties or responsibilities.

i. “Highest Base Salary” means the Executive’s Base Salary as in effect at the time of termination or if Executive’s Base Salary is reduced in a manner that triggers Good Reason, Executive’s Base Salary as in effect on the date immediately preceding such date.

j. “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) if the Date of Termination is other than the date of receipt of such notice, specifies the termination date.

k. “Person” means any “person” as such term is defined in Section 13(d) of the Act.

l. “Termination for Good Reason” means a termination of employment by Executive by giving Notice of Termination after the occurrence of the circumstances that constitute Good Reason, unless such circumstances are fully corrected within thirty (30) days of the Company’s receipt of the Notice of Termination.

2. TERM OF AGREEMENT. The term of this Agreement shall commence on the Effective Time and shall end on the third anniversary of the Effective Time (the “Agreement Term”) on the terms and subject to the conditions set forth in this Agreement; provided, however, that commencing with the third anniversary of the Effective Time, the Agreement Term may be extended as may be mutually agreed by the Company and Executive prior to such third anniversary. If this Agreement expires without extension hereof, and Executive remains employed with the Company thereafter, any such employment shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement, and Executive’s employment may thereafter be terminated at will by either Executive or the Company, without any obligations under this Agreement.

3. POSITION, REPORTING AND DUTIES.

a. Position; Reporting. While employed hereunder, Executive will be employed as the Chief Executive Officer of the Company, which shall be a subsidiary of Monex. Executive will report directly to the Chief Executive Officer of Monex (the “Monex CEO”). Also while employed hereunder, Executive shall (i) hold a position on the Global Management Committee of Monex, which committee shall oversee the Asia, U.S. and E.U. operations of Monex and of which the Monex CEO shall be the Chairman and (ii) be a member of the board of directors of the Company, of which the Monex CEO shall be the Chairman. While employed hereunder, Executive shall report to the Monex CEO.

b. Duties. While employed hereunder, Executive’s duties shall be commensurate with the position held by Executive, and shall generally not be less than those in effect immediately prior to the Effective Time with respect to the operations of the Company and its subsidiaries, except that Executive acknowledges that as a consequence of the Merger, Executive shall cease to perform duties that were required of him solely by virtue of the Company being a public company, which such cessation of duties shall not constitute Good Reason. While employed hereunder, Executive shall devote his full business time to the performance of his duties and responsibilities hereunder and shall faithfully and diligently endeavor to promote the business of the Company and Monex. During Executive’s employment with the Company, the Executive may not, without the prior written consent of the Monex CEO, directly or indirectly, operate, participate in the management, operations or control of, or act as an executive, officer, consultant, agent or representative of, any type of competitive business or service (other than as an executive of the Company); provided that the Executive may, to the extent not otherwise prohibited by this Agreement, devote such amount of time as does not interfere or compete with the performance of the Executive’s duties under this Agreement to any one or more of the following activities: (i) investing the Executive’s and his family’s personal assets in such manner as will not require significant services to be rendered by the Executive in the operation of the affairs of the companies in which investments are made; and (ii) engaging in community and charitable activities. Executive shall only be permitted to serve as an independent director on one or more boards of directors of other corporations with the prior approval of the Monex CEO, except Monex agrees that Executive may continue to serve on the board of directors of gMed, Inc.

4. PRINCIPAL WORK LOCATION. While employed by the Company hereunder, Executive will continue to work at a principal work location inside of Miami-Dade County, Florida, Broward County, Florida and Palm Beach County, Florida, unless Executive agrees in writing to any relocation thereof. Executive shall not be required to travel frequently for extended periods outside of the United States during the Agreement Term, and will be able to spend a substantial amount of time within the United States in the performance of his duties hereunder.

5. COMPENSATION.

a. Base Salary. While employed by the Company hereunder, Executive will be entitled to earn an annual base salary equal to $600,000, subject to increase in the discretion of the compensation committee of the board of directors of Monex (the “Monex Compensation Committee”, and such salary, as may be increased, the “Base Salary”). The Base Salary shall be paid in accordance with the normal payroll practices of the Company or Monex, as applicable.

b. Annual Bonus. While employed by the Company hereunder, Executive will be eligible to earn a target annual cash bonus (an “Annual Bonus”), for each fiscal year of Monex occurring after the Effective Time, commencing with the fiscal year ending March 31, 2012, of up to and including 75% of the Base Salary (the “Target Bonus”), based on the achievement by the Company of certain annual net revenue and net income targets to be reviewed, and the amount of such annual bonus to be finally determined, by the Monex Compensation Committee. The Annual Bonus, if any, shall be paid to Executive within two and one-half (2.5) months after the end of the applicable fiscal year.

c. One-Time Phantom Stock Grant. Promptly following the Effective Time, the Company shall award Executive a one-time grant of phantom Monex stock, payable in cash and based on the value of the Monex publicly traded common stock (“Phantom Stock”). This one-time grant of Phantom Stock will have a grant date value equal to $1.5 million (based on the closing trading price of one share of Monex common stock on such grant date, the “Grant Date Closing Price”), and will vest 50% on each of the 3rd and 6th anniversaries of the grant date of such award, respectively, so long as Executive continues to be employed with the Company at each such vesting date. Within seven (7) days following each vesting date of such Phantom Stock, Executive shall receive a cash amount equal to the sum of (I) the product of (x) $750,000 and (y) the quotient of (A) the per share closing trading price of one share of Monex common stock on the applicable vesting date divided by (B) the applicable Grant Date Closing Price, plus (II) an amount equal to the amount of all dividends paid by Monex with respect to its common stock during the vesting period, with respect to a number of shares of Monex common stock equivalent to the quotient of $750,000 divided by the Grant Date Closing Price.

d. Long Term Incentive Compensation. In addition to the foregoing, for each twelve-month period during which Executive is employed hereunder, Executive shall be granted additional Phantom Stock, in each case having a grant date value equal to 100% of Executive’s then Base Salary (based on the Grant Date Closing Price on the applicable date of grant). Each of these grants of Phantom Stock will vest as to 25% of the award on each of the 2nd, 3rd, 4th and 5th anniversaries of their respective grant dates. Within seven (7) days following each vesting date of such Phantom Stock, Executive shall receive a cash amount equal to the sum of (I) the product of (x) 25% of the aggregate dollar value of the Phantom Stock on the applicable grant date of such Phantom Stock (the “Vested Values”) and (y) the quotient of (A) the per share closing trading price of one share of Monex common stock on the applicable vesting date divided by (B) the applicable Grant Date Closing Price, plus (II) an amount equal to the amount of all dividends paid by Monex with respect to its common stock during the vesting period, with respect to a number of shares of Monex common stock equivalent to the quotient of the Vested Values divided by the applicable Grant Date Closing Price. If any change is made in, or other event occurs with respect to, the Monex publicly traded common stock (through merger, consolidation, reorganization, spinoff, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by Monex), the value per share of the outstanding Phantom Stock, granted under Section 5(c) or Section 5(d) hereof, will be appropriately adjusted to reflect such change. The Monex Compensation Committee shall make such adjustments, and its determination shall be final, binding and conclusive, absent manifest computational error.

6. CONSEQUENCES OF TERMINATION OF EMPLOYMENT. Executive shall be entitled to the benefits provided for in this Section 6 to the extent applicable.

a. Without Cause by the Company or For Good Reason. If the Company terminates Executive’s employment without Cause or there is a Termination for Good Reason, then upon any such termination of employment and at such time(s) as provided in Section 9 below, Executive shall be entitled to receive: (i) the Accrued Obligations; (ii) a lump sum equal to the greater of (x) the amount of the Highest Base Salary that would have been paid through the period beginning on the Date of Termination and ending on the last day of the Agreement Term (the “Remaining Term”), but for Executive’s termination of employment hereunder, or (y) the amount of separation pay that Executive would be entitled to receive as calculated under the Company’s separation pay guidelines, attached as Appendix A hereto (the “Separation Pay Plan”); (iii) the Company shall pay any premiums incurred by Executive for continued health coverage for Executive (and his spouse and dependents) consistent with the provisions of COBRA for a period equal to the greater of (x) the Remaining Term, or (y) the number of weeks of separation pay that Executive would be entitled to as calculated under the Separation Pay Plan; and for any COBRA period that extends beyond the foregoing period, Executive may elect to continue to receive applicable health coverage under COBRA in accordance with the Separation Pay Plan provisions; (iv) a prorated amount of the Annual Bonus that Executive would have received in respect of the Monex fiscal year (based on the achievement of the relevant performance criteria for such year as referenced in Section 5(b) above) in which the Date of Termination occurs, but for such termination of employment, with such proration based on the number of days the Executive is employed by the Company during that Monex fiscal year relative to 365 days (the “Prorated Bonus”); and (v) 100% of any unvested Phantom Stock grants made under Section 5(c) and 5(d) above that are outstanding as of the Date of Termination shall become immediately vested on such date, and any Phantom Stock grants that have not yet been made shall be forfeited without payment by the Company.

b. With Cause or Without Good Reason. Unless Section 6(d) otherwise applies, if (i) the Company terminates Executive’s employment for Cause, or (ii) Executive terminates employment with the Company without Good Reason, Executive (whichever is applicable) shall be entitled to receive the Accrued Obligations, all at such time as provided in Section 9 below.

c. Death or Permanent Disability. If Executive’s employment hereunder terminates due to his death or permanent disability, the Company shall pay to Executive’s estate or Executive, respectively, (i) the Accrued Obligations, (ii) a lump sum equal to the amount of separation pay that Executive would have been entitled to receive as calculated under the Separation Pay Plan, (iii) a prorated amount of the Target Bonus, with such proration based on the number of days the Executive is employed by the Company during the Monex fiscal year in which the Date of Termination occurs relative to 365 days, and (iv) 100% of any unvested portion of the Phantom Stock grant made under Section 5(c) above that are outstanding as of the Date of Termination shall become immediately vested on such date, and any other unvested Phantom Stock grants and any Phantom Stock grants that have not yet been made shall be forfeited without payment by the Company.

d. With Cause or Without Good Reason Within One Year After a Change in Control. If the Company terminates Executive with Cause or Executive terminates his employment with the Company without Good Reason within one year following a Change in Control, Executive shall be entitled to receive the same payments as provided in Section 6(a) above.

7. SPECIAL TAX PROVISION. Notwithstanding anything to the contrary, if the amounts payable to Executive hereunder, either alone or together with other “parachute payments” (as defined in Code Section 280G(b)(2)(A)) (such amounts collectively are referred to herein as the “Severance Payment”), would constitute an “excess parachute payment” (as defined in Code Section 280G(b)(1)), then the Severance Payment shall be reduced to the minimum extent necessary so that no portion of the Severance Payment will be subject to the excise tax imposed by Code Section 4999 (the “Reduced Severance Payment”); provided however, that no reduction to the Severance Payment shall occur if the Severance Payment, less any excise tax which would be imposed on such payment pursuant to Code Section 4999, would be greater than the Reduced Severance Payment. The determination of any reduction in the Severance Payment pursuant to the foregoing provision shall be made by independent counsel to the Company in consultation with the independent certified public accountants and/or auditors of the Company.

8. NOTICE OF TERMINATION. Any termination by Executive for Good Reason or the Company for Cause shall be communicated by a Notice of Termination to the Company or the Executive, whichever is applicable, given in accordance with Section 13(g) of this Agreement. The failure by Executive to set forth in a Notice of Termination that specifies Good Reason any particular fact or circumstance which contributes to a showing of Good Reason shall not waive any right of Executive hereunder or preclude Executive from asserting such fact or circumstance in enforcing Executive’s rights hereunder. The failure by the Company to set forth in a Notice of Termination that specifies Cause any particular fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing Company’s rights hereunder.

9. PAYMENT. Except for any Prorated Bonus, all amounts due to Executive under Section 6 of this Agreement (including the prorated Target Bonus if applicable) shall be paid in a lump sum in cash within ten (10) days after the Date of Termination; provided, however, that to the extent required in order for Executive to avoid the payment of tax under Section 409A of the Code that might otherwise apply, any amounts payable under this Agreement that are subject to the execution of a Release by Executive shall not be paid until the sixtieth (60th) calendar day after the Date of Termination of Executive’s employment, and then only if Executive has in fact executed and delivered to the Company, and not revoked, such Release, except that if the 60 calendar day period (and any permitted revocation period thereafter, if applicable) as described in the foregoing begins in one calendar year and ends in a second calendar year, then any such payments shall be delayed until the second of such two calendar years (regardless of whether Executive delivers the release in the first calendar year or in the second calendar year). Any Prorated Bonus amount shall be paid to Executive within two and one-half (2.5) months after the end of the Monex fiscal year in which the Date of Termination occurred.

10. RELEASE. Executive agrees that, as a condition to receiving the payments and benefits provided hereunder, with the exception of the Accrued Obligations, he will execute, deliver and not revoke (within the time period permitted by applicable law) a General Release of, subject to the exceptions expressly set forth below, all claims of any kind whatsoever against the Company, its Affiliates, and their respective officers, directors, employees, agents and shareholders in the then standard form being used by the Company for senior executives (the “Release”). Neither this Agreement nor the Release is intended to include or cover obligations under any indemnification agreement, any stock award or stock option agreement outstanding at the time of the Change in Control, or the most recent Agreement Regarding Employment between Executive and the Company (the “ARE”) or any of the Company’s indemnification obligations under the Company’s Articles of Incorporation or By-Laws or applicable law or rules, all of the foregoing being separate agreements, rights or obligations that shall be unaffected by this Agreement or the Release and which shall be governed in accordance with their respective terms and provisions. Executive specifically acknowledges and agrees that the provision of the compensation arrangements, including those severance payments provided in Section 6, are in consideration for Executive agreeing to continue to be bound by the covenants in the ARE. Executive further specifically acknowledges that the Release will include an affirmation by Executive of such non-competition, non-solicitation, confidentiality, ownership of work product and other covenants contained in the ARE, all of which shall survive this Agreement, the Release, and the termination of Executive’s employment, and shall be and remain in full force and effect as written, binding on Executive and the Company in the same manner and to the same extent as if this Agreement had not been executed and delivered.

11. FULL SETTLEMENT. Any amounts due under this Agreement upon termination of employment of Executive, with the exception of the Accrued Obligations, are in the nature of severance payments and are not in the nature of a penalty. Such amounts are inclusive, and in lieu of, any amounts payable under any other salary continuation or cash severance arrangement of the Company, including without limitation any amounts that might otherwise be payable under the ARE. The Company’s obligation to make payments provided for in this Agreement and otherwise perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against Executive or others. In no event shall Executive be obligated to seek other employment or to take any action by way of mitigation of the amounts payable to Executive under any provision of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment.

12. LEGAL AND OTHER FEES AND EXPENSES. In the event that a claim for payment or benefits under this Agreement is disputed and Executive is successful with regard to a material portion of his claim, the Company shall pay all reasonable attorney, accountant and other professional fees and reasonable expenses incurred by Executive in pursuing such claim. The Company shall reimburse the Executive for all reasonable attorney fees incurred by him in connection with entering into this Agreement, up to an aggregate amount of $15,000.

13. MISCELLANEOUS.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without reference to principles of conflict of laws. The federal and state courts situated in the State of Florida shall have exclusive jurisdiction and be the exclusive venue in relation to any claim arising out of this Agreement.

b. Section 409A. If any payment to be made to, or benefits to be received by, Executive hereunder shall be deemed to violate the provisions of Code Section 409A or the regulations thereunder, this Agreement shall be amended in such manner to the minimum extent necessary to comply with Code Section 409A; provided, however, that in no event shall the economic value of any payment or benefits provided for hereunder be reduced. Notwithstanding anything herein to the contrary, if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code without any accelerated or additional tax). For purposes of Section 409A of the Code, each payment made under this Agreement shall be designated as a “separate payment” within the meaning of the Section 409A of the Code, and references herein to Executive’s “termination of employment” shall refer to Executive’s separation from service with the Company within the meaning of Section 409A. To the extent any reimbursements or in-kind benefits due to Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv).

c. Entire Agreement/Amendments. In the event of a termination of Executive’s employment with the Company following a Change in Control, subject to the provisions of Section 10, this Agreement supersedes (i) all severance and termination payments and benefits under any agreements entered into between Executive and the Company prior to the date hereof, and (ii) all severance plans or policies of the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein and therein. For the avoidance of doubt, the ARE shall survive any expiration of this Agreement. This Agreement may not be altered, modified, or amended except by written instrument that specifically refers to this Agreement and is signed by the parties hereto.

d. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any such waiver must be in writing and signed by Executive or an authorized officer of the Company, as the case may be.

e. Assignment. This Agreement shall not be assignable by Executive. This Agreement shall be assignable by the Company only to an entity which is owned, directly or indirectly, in whole or in part by Monex or the Company or by any successor to Monex or the Company or an acquirer of all or substantially all of the assets of Monex or the Company or all or substantially all of the assets of a group of subsidiaries and divisions of Monex or the Company.

f. Successors; Binding Agreement; Third Party Beneficiaries. This Agreement shall be enforceable by successors and permitted assignees and shall inure to the benefit of and be binding upon the personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees, successors and permitted assignees of the parties hereto. In the event of Executive’s death while entitled to receive amounts payable pursuant to this Agreement, any remaining amounts shall be paid to Executive’s estate.

g. Communications. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (i) when faxed or delivered, or (ii) two (2) business days after being mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the initial page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Secretary of the Company, or to such other address as any party may have furnished to the other in writing in accordance herewith. Notice of change of address shall be effective only upon receipt.

h. Withholding Taxes. The Company may withhold from any and all amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

i. Survivorship. The respective rights and obligations of the parties hereunder survive any termination of Executive’s employment to the extent necessary to the agreed preservation of such rights and obligations.

j. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

k. Headings. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

TRADESTATION GROUP, INC.

By:	/s/ Marc Stone
Name: Marc Stone
Title: Vice President & Secretary

EXECUTIVE:

/s/ Salomon Sredni
Salomon Sredni

APPENDIX A

Separation Pay Guidelines

Separation Pay Calculation:

Position	Separation Pay (1)

Officer and Vice President Level	5 weeks, plus 2 weeks for each year of completed service

Director/Department Head Level	5 weeks, plus 2 weeks for each year of completed service

Managers/Supervisors	4 weeks, plus 1 week for each year of completed service

Professionals	3 weeks, plus 1 week for each year of completed service

All Others	2 weeks, plus 1 week for each year of completed service

Minimum weeks provided:	4 weeks

(1)	As determined by the Company in its sole discretion
(2)	Annual Salary divided by 2080 = Hourly Rate
(3)	Hourly Rate X 40X number of Separation Weeks = Lump Sum Separation Pay

COBRA Calculation:

Should a terminated employee wish to maintain Company sponsored medical and dental coverage under COBRA provisions, TradeStation Group, Inc., in its discretion, may elect to pay the monthly premium for medical (Health Maintenance Option) and dental (Dental Maintenance Option) coverage through the stated separation period.